UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Eliaz Therapeutics, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       September 17, 2015

Physical Address of Issuer:

398 Tesconi Court, Santa Rosa, CA 95401, United States

Website of Issuer:

https://www.eliaztherapeutics.com

Current Number of Employees:

2

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$2,589,276	$738,015
Cash & Cash Equivalents	$1,799,510	$32,814
Accounts Receivable	$0	$0
Current Liabilities	$1,796,731	$2,346,085
Long-Term Liabilities	$8,033,117	$3,888,186
Revenues/Sales**	$332,235	$302,481
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,745,041)	$(954,869)

*The figures in the table above, and the audited financial statements in Exhibit B, attached hereto and made a part hereof, reflect the results for the Company for the periods above.

**Reflects grant income

TABLE OF CONTENTS

FORM C-AR

ABOUT THIS FORM C-AR..1

FORWARD-LOOKING STATEMENTS..1

OTHER INFORMATION..2

    Bad Actor Disclosure...2

SIGNATURE 3

EXHIBIT A: Annual Report

SUMMARY 4

    The Company 4

RISK FACTORS 5

    Risks Related to the Company's Business and Industry..5

BUSINESS 11

    Description of the Business 11

    Business Plan 11

    The Company's Products and/or Services 11

    Competition 11

    Customer Base 11

    Intellectual Property 12

    Governmental/Regulatory Approval and Compliance...12

    Litigation 12

DIRECTORS, OFFICERS, AND MANAGERS 12

    Biographical Information 14

    Indemnification...14

    Employees 14

CAPITALIZATION, DEBT AND OWNERSHIP..14

    Capitalization..14

    Outstanding Capital Stock 15

    Outstanding Options, SAFEs, Convertible Notes, Warrants 16

    Outstanding Debt..20

    Previous Offerings of Securities 21

    Ownership...21

FINANCIAL INFORMATION 22

    Cash and Cash Equivalents..22

    Liquidity and Capital Resources..22

    Capital Expenditures and Other Obligations 22

    Material Changes and Other Information 22

    Restrictions on Transfer...22

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.....................................23

EXHIBIT B: Financials (Audited)..24

ELIAZ THERAPEUTICS, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Eliaz Therapeutics, Inc. (**"Eliaz Therapeutics,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.eliaztherapeutics.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Eliaz Therapeutics, Inc.
(Issuer)

By:/s/Isaac Eliaz
(Signature)

Isaac Eliaz
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Isaac Eliaz
(Signature)

Isaac Eliaz
(Name)

Director
(Title)

April 28, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 28, 2026

ELIAZ THERAPEUTICS, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Eliaz Therapeutics Inc. (ETI) is developing a novel therapeutic intervention to address sepsis and sepsis-associated acute kidney injury (SA-AKI), two life-threatening conditions with major unmet medical needs.

The Company was incorporated in Delaware on September 17, 2015 and is headquartered in Santa Rosa, California.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.eliaztherapeutics.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We are a pre-commercial revenue stage company with a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any pre-revenue stage company encounters.

The Company has a short history, and effectively no commercial revenue. Revenue is solely from government grant income. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by pre-revenue-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. If you are investing in our Company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our business currently does not generate any sales and our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company's voting stock is owned by the Company's CEO and Founder, and he will exercise voting control.

The Company's CEO and Founder, Dr. Isaac Eliaz, beneficially owns a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, Dr. Eliaz may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Dr. Eliaz may have interests that are different from yours. For example, Dr. Eliaz may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Dr. Eliaz could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We have existing patents that we might not be able to protect properly

We rely on our intellectual property portfolio, including patents, trademarks, and know-how, to support our business strategy. While we currently have patent filings and other strong protections in place, there is always some risk that competitors may challenge, design around, or attempt to replicate our technology. We believe our intellectual property position is strong, but defending and enforcing these rights could involve costs and uncertainties.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision.

Reliance on a single service or product.

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have a commercial product.

It is possible that there may never be a commercial product. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Our ability to sell our product or service is dependent on outside government regulations which can be subject to change at any time

Our ability to develop, test, and sell our XGal-3® apheresis column depends on complying with U.S. Food and Drug Administration (FDA) requirements for medical devices. Before we can market the product in the United States, we must first obtain approval to conduct clinical studies under an Investigational Device Exemption (IDE) and later secure Premarket Approval (PMA) or another appropriate marketing authorization. These steps can be time-consuming and are subject to change as regulations, guidance, or FDA policies evolve.

Even after we receive marketing authorization, we must continue to comply with Quality System Regulations (QSR) covering manufacturing, labeling, distribution, and post-market reporting. Any change in these requirements, or the introduction of new requirements by the FDA or by foreign regulators, could increase our costs, delay our timelines, or limit our ability to sell our product.

Failure to comply with these requirements at any stage could lead to delays, product recalls, penalties, or restrictions on our ability to market our device. In addition, changes in healthcare policies, reimbursement practices, or public perception of medical devices for sepsis treatment could affect demand for our product and could have a negative impact on our business and financial performance, which may in turn affect your investment.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as its impact is. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

BUSINESS

Description of the Business

Eliaz Therapeutics Inc. (ETI) is advancing a therapeutic platform intended for the management of sepsis and sepsis-associated acute kidney injury (SA-AKI). These conditions remain major public health concerns with limited treatment options and high morbidity and mortality. ETI's lead technology, XGAL-3®, is an extracorporeal apheresis device designed to selectively remove Galectin-3, a biomarker and mediator associated with inflammation, fibrosis and organ dysfunction. By reducing circulating Galectin-3 levels, the device is intended to support improved clinical outcomes and potentially reduce progression to long-term complications in critically ill patients.

The intended users are clinical teams in intensive care and critical care settings where rapid physiological deterioration and organ failure are common (i.e. sepsis and AKI). The market opportunity is urgent and significant: there are currently no approved therapies that directly address the underlying mechanism and biology of sepsis, despite the condition affecting more than 2 million cases annually in the U.S. alone and drives tens of billions in healthcare costs. Our experienced team, led by Dr. Isaac Eliaz, has a proven track record in Galectin-3 research and clinical applications, positioning ETI to address these challenges effectively, including supporting a structured pathway toward clinical validation, regulatory submissions and eventual market authorization.

Competitors and Industry

The global market for sepsis and acute kidney injury treatment is complex and substantial. Globally, millions of patients are diagnosed each year and the lack of mechanism-based interventions drives ongoing demand for new technologies. Current disease management relies largely on supportive care, fluid resuscitation and antimicrobial therapy, leaving a clear gap for targeted approaches. ETI's strategy aligns with these unmet needs by focusing on a biologically defined target and an intervention that can be integrated into existing critical care workflows. This positioning supports a differentiated profile as the Company progresses through clinical development and regulatory evaluation.

Current Stage and Roadmap

Current Stage:

ETI has finalized the design of the XGal-3 device after completing pre-clinical validation that supports its safety and intended mechanism of action. We are now conducting a diagnostic clinical study in critically ill sepsis patients to map Galectin-3 behavior in real time. This data will inform the design of the upcoming interventional trials.

In parallel, the FDA has granted the device Breakthrough Device Designation, which allows earlier and more frequent interaction with the FDA and a potentially faster review process as we move toward future submissions.

Future Roadmap:

In the short term, ETI aims to complete the ongoing diagnostic clinical studies and advance into the first-in-human (FIH) trial of XGAL-3®. In addition, the team is completing the full verification and validation package, including a GLP safety study, to qualify the device for human use and support the regulatory pathway ahead. Medium-term goals include strengthening collaborations with strategic partners in the medical device industry to accelerate clinical adoption and market entry and utilizing XGAL-3 platform technology for more life-threatening indications like cancer, chronic kidney disease, liver & lung fibrosis. By continuously improving our technology and clinical insights, we strive to enhance patient outcomes and solidify our position as a leader in critical care innovation.

Customer Base

Our target customer base includes healthcare providers in intensive care units where sepsis and AKI are most prevalent. The market opportunity is urgent and significant: there are currently no approved therapies that directly address the underlying biology of sepsis, which contributes to over 2 million cases annually in the U.S. alone and drives tens of billions in healthcare costs.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company has over 60+ patents across 34 countries.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, our ability to develop, test, and sell our XGal-3® apheresis column depends on complying with U.S. Food and Drug Administration (FDA) requirements for medical devices. Before we can market the product in the United States, we must first obtain approval to conduct clinical studies under an Investigational Device Exemption (IDE) and later secure Premarket Approval (PMA) or another appropriate marketing authorization. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dr. Isaac Eliaz	CEO, Founder and Director	CEO, Founder and Director of Eliaz Therapeutics, Inc., 2015 - Present Provides executive leadership with primary responsibility for clinical development, research strategy, technology advancement, and intellectual property management in advancing Galectin-3–targeted therapeutics. In addition, leads fundraising initiatives and develops clinical and business partnerships to support the Company's growth. Physician and Owner of Amitabha Medical Clinic, 2001 – Present Provides direct patient care and oversees overall clinic operations.	MD, MS, LAc

		Chairman of the Board and Founder of ecoNugenics, 1995 – 2023 Founder and Chairman of Company that provides educational content, interview, and formulations	
Anat Stern	COO and Head of Business Development	COO and Head of Business Development of Eliaz Therapeutics, Inc., 2015 - Present Responsible for supporting the Company's day-to-day operations, product development, supporting fundraising activities and the cultivation of strategic partnerships to advance the Company's growth objectives. CEO of ecoNugenics, 1995 – 2023 Provided overall leadership, directed organizational growth, and oversaw clinical research integration, product innovation, and strategic partnerships.	M.Sc, MBA
Milton Goss	CFO	CFO of Eliaz Therapeutics, Inc., 2022 - Present Responsible for financial matters. Manager at BDO USA, 2025 – Present FP&A Consultant with the Finance & Accounting Strategic Resource Group Vice President, FP&A, at Mitek Systems, 2023 – 2025 Head of FP&A Managing Partner at RBMG Ventures, 2021 – Present Provided CFO advisory services	BSE, MBA

Biographical Information

Dr. Isaac Eliaz: Dr. Eliaz is the Chief Executive Officer, Founder and Director of the Company. He is a Physician-researcher with 30+ years of pioneering work in Galectin-3 biology and therapeutics. Previously, Dr. Eliaz founded and exited ecoNugenics via a sale to a PE firm for north of $30M. Dr. Eliaz holds 60+ patents and collaborates with leading research institutes such as Stanford and Mayo Clinic.

Anat Stern: Anat is the Chief Operating Officer and Head of Business Development. She has 18+ years in healthcare and biotech with an MBA, BSc, and MSc in Biochemistry. Anat led ecoNugenics for 7 years through its successful acquisition. She combines deep scientific expertise with business execution in complex healthcare markets.

Milton Goss: Milton is the Chief Financial Officer of the Company. He is a finance executive with 20+ years experience across the medical device, life science, and semiconductor industries. Milton specializes in strategy, business modeling, operations, and M&A for medical technology companies.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

As of April 1, 2026, the Company has a combined team of 10 individuals, consisting of 2 employees and independent contractors, including part-time personnel.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, and amendment thereto. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

On October 17, 2025, the Company filed an Amended and Restated Certificate of Incorporation which modified its capital structure. As of such filing, the total number of shares that the Company is authorized to issue is 35,000,000, consisting of (a) 25,000,000 shares of common stock, $0.00001 par value per share (the "**Common Stock**"), of which (i) 15,000,000 shares of Common Stock are designated as "**Class A Common Stock**," and (ii) 10,000,000 shares of Common Stock are designated as "**Class B Common Stock**,") and (b) 10,000,000 shares of preferred stock, $0.00001 par value per share ("**Preferred Stock**"), of which all shares of Preferred Stock are designated as "**Non-Voting Preferred Stock**". In connection with the Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis. Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Additionally, the Company previously established the Eliaz Therapeutics 2016 Stock Plan (the "**2016 Stock Plan**"), for which 1,500,000 shares of Common Stock were authorized for issuance thereunder. In connection with the filing of the Amended and Restated Certificate of Incorporation, the Company's stockholders approved an increase to shares authorized under the plan to 2,250,000 shares of Class A Common Stock. All outstanding awards of Common Stock as of such date of filing were converted to outstanding awards of Class A Common Stock on a one to one basis.

As of the date of this Form C-AR, (i) 8,625,000 shares of Class A Common Stock, (ii) 84,363 shares of Class B Common Stock, and (iii) 9,900 shares of Non-Voting Preferred Stock are issued and outstanding. Additionally, there are 1,100,000 options issued and outstanding under the 2016 Stock Plan and 965,000 shares of Class A Common Stock remain available for issuance thereunder.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	8,625,000
Par Value Per Share	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may dilute the Security.

Type	Class B Non-Voting Common Stock
Amount Outstanding	84,363*
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may dilute the Security.

* Offering is ongoing. Represents shares issued to date. Does not include all bonus shares to be issued.

Type	Non-Voting Preferred Stock
Amount Outstanding	9,900*
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $5.56 per share, subject to adjustment; (b) Right to receive dividends as and when declared by the Company's Board of Directors. Common Stock and Non-Voting Preferred Stock shall participate in dividends on a pari passu basis; (c) Liquidation Preference senior to Common Stock equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined in the Company's Amended and Restated Certificate of Incorporation) in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering in which net proceeds exceed $35,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock which may dilute the Security.

*Offering is ongoing.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Class A Common Stock under the 2016 Stock Plan
Shares Issuable Upon Exercise	1,100,000
Voting Rights	The holders of Options to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options to purchase Class A Common Stock which may dilute the Security.

Type of security	Convertible Notes
Principal Amount Outstanding	$240,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) Valuation Cap: 22,760,000; (ii) 20% Discount; (iii) Maturity Date: 2 yrs after issuance (iv) Automatic conversion if the Company raises greater than $500,000 in a priced equity round at 80% of the new round share price (20% discount)
Interest Rate	3%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Notes
Principal Amount Outstanding	$2,020,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) Valuation Cap: 22,760,000; (ii) 25% Discount; (iii) Maturity Date: 9 years after issuance (iv) Automatic conversion if the Company raises greater than $1,500,000 in a priced equity round at 75% of the new round share price (25% discount)
Interest Rate	3%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Notes
Principal Amount Outstanding	$250,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) Valuation Cap: 95,000,000; (ii) 25% Discount; (iii) Maturity Date: Four years from issuance (iv) Automatic conversion if the Company raises greater than $1,500,000 in a priced equity round at 75% of the new round share price (25% discount) (v) Change of Control / IPO: converts at lower of 75% of deal valuation or $95 M cap (or repaid at the Company's option). (vi) If no trigger in 4 years, holder may convert at fair-market price ≤ $95 M cap.
Interest Rate	3%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Notes
Principal Amount Outstanding	$430,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) Valuation Cap: 95,000,000; (ii) 20% Discount; (iii) Maturity Date: 5 yrs from issuance (iv) Automatic conversion if the Company raises greater than $1,500,000 in a priced equity round at 80% of the new round share price (20% discount) (v) Optional conversion in smaller rounds at same terms (vi) Change of Control / IPO: converts at lower of 80% of deal valuation or $95 M cap (or repaid at the Company's option). (vii) If no trigger in 5 years, holders may convert at fair-market price ≤ $95 M cap.
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Notes
Principal Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) Valuation Cap: 95,000,000; (ii) 20% Discount; (iii) Maturity Date: November 30, 2029 (iv) Automatic conversion if the Company raises greater than $1,500,000 in a priced equity round at 80% of the new round share price (20% discount) (v) Optional conversion in smaller rounds at same terms (vi) Change of Control / IPO: converts at lower of 80% of deal valuation or $95 M cap (or repaid at the Company's option). (vii) If no trigger in 5 years, holders may convert at fair-market price $\leq$ $95 M cap.
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,480,450
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $39,600,000; Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,028,975
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $49,500,000; Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$505,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $39,600,000; Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,022,183
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $49,500,000; Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Voting and Control

Each Investor owning the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result, Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the SPV will indirectly hold only the Securities (the Non-Voting Preferred Stock) and are completely passive investors.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Outstanding Debt

As of the date of this Form C-AR, except for the Convertible Notes listed herein, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFEs (Simple Agreement for Future Equity) – Early Bird	$1,480,450	780	General Operations	Various Dates between December 2024 and September 2025	Regulation CF
SAFEs (Simple Agreement for Future Equity)	$1,028,975	670	General Operations	Various Dates between December 2024 and September 2025	Regulation CF
SAFEs (Simple Agreement for Future Equity)	$1,527,183	6	General Operations	Various Dates between March 2025 and September 2025	Regulation D, Rule 506(b)
Convertible Notes	$530,000	5	General Operations	Various Dates between November 2023 and July 2024	Section 4(a)(2)
Option to Purchase Common Stock*	$0	100,000	N/A	November 2023	Rule 701
Non-Voting Preferred Stock**	$55,040	9,900	General Operations	Between March 2026 and April 15, 2026	Regulation D, Rule 506(c)
Class B Common Stock***	$469,059	84,363	General Operations	Between January 2026 and April 2026	Regulation CF

*Converted into Class A Common Stock
**This private offering is ongoing. Does not include Bonus Shares.
***This offering is still ongoing. Represents amounts closed on to date. Does not include Bonus Shares.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dr. Isaac Eliaz	8,000,000 shares of Class A Common Stock 100,000 Options and RSUs	81.49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $1,839,326 in cash and cash equivalents, leaving the Company with approximately 10-12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss based on 2025 audited financials. Actual runway may vary as the Company advances its development activities and incurs additional expenses.

Liquidity and Capital Resources

In 2025 and 2026, the Company conducted a Regulation CF offering and raised an estimated $ $469,059 in exchange for the issuance of 84,363 shares of Class B Common Stock (excluding Bonus Shares). Additionally, in 2024 and 2025, the Company conducted a prior Regulation CF offering and raised $2,509,425 through the issuance of SAFEs. The Company also raised privately $ $55,040in 2026 through the issuance of 9,900 shares of Non-Voting Preferred Stock (excluding Bonus Shares). Previously, in 2025, the Company raised $1,527,183 privately through the issuance of SAFEs. The Company also raised $530,000 in 2023 and 2024 through the issuance of Convertible Notes.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, private equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities were priced arbitrarily and are not based on an independent valuation.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the

Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(i) The Company has issued a Convertible Note in the amount of $170,000 to Dr. Isaac Eliaz, the Company's CEO and Founder. The Convertible Note has a $22,760,000 valuation cap, a 20% discount and bears 3% interest.

(ii) The Company has issued a Convertible Note in the amount of $25,000 to Anat Stern, the Company's COO. The Convertible Note has a $22,760,000 valuation cap, a 20% discount and bears 3% interest.

(iii) The Company has accrued compensation to Dr. Isaac Eliaz, the Company's CEO and Founder, in the amount of $760,000 and $640,000, respectively, as of December 31, 2025 and 2024.

(iv) The Company has accrued compensation to Milton Goss, the Company's CFO, in the amount of $163,000 and $124,000, respectively, as of December 31, 2025 and 2024.

(v) The Company has accrued compensation to Anat Stern, the Company's COO, in the amount of $245,000 and $185,000, respectively, as of December 31, 2025 and 2024.

(vi) The Company has accrued compensation to the daughter of Dr. Isaac Eliaz, the Company's CEO and Founder, who is a scientific advisor to the Company, in the amount of $63,000 and $51,000, respectively, as of December 31, 2025 and 2024.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)

April 28, 2026

ELIAZ THERAPEUTICS, Inc.

ELIAZ THERAPEUTICS, INC.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets 3

    Statements of Operations 4

    Statements of Changes in Stockholders' Deficit... 5

    Statements of Cash Flows 6

    Notes to Financial Statements 7



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Eliaz Therapeutics, Inc.
Santa Rosa, California

Opinion

We have audited the financial statements of Eliaz Therapeutics, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows (collectively, the "financial statements") for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and December 31, 2024, and the result of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 27, 2026
Calabasas, California

ELIAZ THERAPEUTICS, INC.
BALANCE SHEETS

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	1,799,510	$	32,814
Prepaids and Other Current Assets		48,842		102,307
Total Current Assets		**1,848,352**		**135,121**
Intangible Assets		740,924		602,894
Total Assets	$	**2,589,276**	$	**738,015**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	29,181	$	40,433
Credit Card		18,675		26,882
Line of Credit		-		190,000
Current Portion of Related Party Loans		-		568,086
Other Current Liabilities		1,748,875		1,520,684
Total Current Liabilities		**1,796,731**		**2,346,085**
Accrued Interest on Related Party Loans	$	-	$	36,641
Simple Agreement for Future Equity - Third Parties, net		3,570,813		176,243
Simple Agreement for Future Equity - Related Parties		622,183		-
Convertible note, net of current portion - Third Parties		2,845,000		2,845,000
Convertible note, net of current portion - Related Parties		195,000		195,000
Accrued Interest on Convertible Notes		800,121		635,302
Total Liabilities		**9,829,848**		**6,234,271**
STOCKHOLDERS' DEFICIT				
Class A Common Stock	$	86	$	86
Additional Paid in Capital		67,886		67,161
Accumulated Deficit		(7,308,544)		(5,563,503)
Total Stockholders' Deficit		**(7,240,572)**		**(5,496,256)**
Total Liabilities and Stockholders' Deficit	$	**2,589,276**	$	**738,015**

See accompanying notes to financial statements.

For the Years Ended December 31,		2025		2024
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Grant Income		332,235		302,481
		332,235		302,481
Cost of Goods Sold		-		-
Gross Profit		**332,235**		**302,481**
Operating Expenses				
General and Administrative	$	639,155		606,063
Selling and Marketing		108,785		13,000
Research and Development		842,713		487,849
Total Operating Expenses		**1,590,653**		**1,106,912**
Net Operating Loss		**(1,258,418)**		**(804,431)**
Interest Expense	$	189,542		137,006
Net change in fair value of SAFE liabilities		319,839		13,432
Other Loss		(22,758)		-
Loss Before Provision for Income Taxes		**(1,745,041)**		**(954,869)**
Provision/(Benefit) For Income Taxes		-		-
Net Loss	$	**(1,745,041)**	$	**(954,869)**

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

| (USD $ in Dollars) | Class A Common Stock | | Additional Paid In | Accumulated Deficit | Total Stockholders' |
	Shares	Amount	Capital		Deficit
Balance—December 31, 2023	**8,625,000**	**$ 86**	**$ 62,919**	**$ (4,608,634)**	**$ (4,545,629)**
Share-Based Compensation	-	-	4,242	-	4,242
Net Loss	-	-	-	(954,869)	(954,869)
Balance—December 31, 2024	**8,625,000**	**$ 86**	**$ 67,161**	**$ (5,563,503)**	**$ (5,496,256)**
Share-Based Compensation	-	-	725		725
Net Loss	-	-	-	(1,745,041)	(1,745,041)
Balance—December 31, 2025	**8,625,000**	**$ 86**	**$ 67,886**	**$ (7,308,544)**	**$ (7,240,572)**

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS

For the Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,745,041)	$	(954,869)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Amortization of Intangibles Assets		72,520		58,387
Accrued Interest on Convertible Notes and Related Party Loans		164,819		129,132
Share-Based Compensation		725		4,242
Fair Value in Excess of Stated Value of Derivative Instrument		319,839		13,432
Changes in Operating Assets and Liabilities:				
Prepaids and Other Current Assets		53,465		253,998
Accounts Payable		(11,252)		28,769
Credit Card		(8,207)		26,882
Other Current Liabilities		228,191		234,231
Net Cash Used in Operating Activities		**(924,941)**		**(205,796)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(210,550)		(219,087)
Net Cash Used in Investing Activities		**(210,550)**		**(219,087)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of SAFEs		3,092,187		162,811
(Repayments to)/Borrowings from Line of Credit		(190,000)		190,000
Borrowing from Convertible Notes		-		100,000
Net Cash Provided by Financing Activities		**2,902,187**		**452,811**
Change in Cash		**1,766,696**		**27,928**
Cash —Beginning of The Year		32,814		4,886
Cash —End of The Year	$	**1,799,510**	$	**32,814**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	7,267	$	7,874
Cash paid during the year for income taxes	$	-	$	-
OTHER NON-CASH FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion of related party loan to SAFE	$	604,727	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Eliaz Therapeutics, Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on September 17, 2015, in the state of Delaware. The Company's headquarters are located in Santa Rosa, California.

Eliaz Therapeutics, Inc. is a MedTech company developing treatments for life-threatening conditions, primarily targeting sepsis and sepsis-associated acute kidney injury. The Company's lead product, the XGAL-3® column, uses advanced apheresis technology to selectively remove the pro-inflammatory molecule Galectin-3, addressing critical care needs. Through strategic partnerships and a strong IP portfolio, the Company aims to transform treatment outcomes for sepsis and expand into areas like cancer immunotherapy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, the Company's cash exceeded FDIC insured limits by $1,547,361. As of December 31, 2024, the Company's cash did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Intangible Assets and Impairment

The Company's intangible assets consist of patents, trademarks, and capitalized patent-related costs, including legal and filing fees incurred in connection with the development, registration, and protection of its intellectual property. Patents and trademarks with finite useful lives are amortized on a straight-line basis over their estimated useful lives.

As of December 31, 2025 and 2024, intangible assets, net, totaled $740,924 and $602,894, respectively.

The Company evaluates its long-lived assets for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such indicators include, but are not limited to, recurring operating losses, negative cash flows, limited liquidity, and the absence of revenue-generating activities.

The Company has incurred recurring losses since inception, has not yet generated revenue, and has a significant working capital deficit as of December 31, 2025. These conditions represent indicators of potential impairment. Accordingly, management performed a recoverability assessment of its intangible assets as of December 31, 2025 and 2024.

The recoverability test compares the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated from the use and eventual disposition of the assets. Management's assessment is based on current business plans, anticipated product development timelines, and expected future commercialization efforts.

Based on this evaluation, management determined that the estimated undiscounted future cash flows exceed the carrying value of the intangible assets, and therefore no impairment loss was recognized for the years ended December 31, 2025 and 2024.

However, given the Company's early-stage operations, continued operating losses, and dependence on future financing and successful commercialization, there can be no assurance that the carrying value of these assets will be recoverable in future periods. If actual results differ from current estimates, or if additional indicators of impairment arise, the Company may be required to record an impairment charge in future periods.

Revenue Recognition

The Company will recognize revenues in accordance with ASC 606, Revenue from Contracts with Customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to performance obligations in the contract and

5. Recognize revenue as the performance obligation is satisfied.

For the years ended December 31, 2025, and 2024, the Company has not earned any revenue.

Grant Income

The Company accounts for government grants by analogy to ASC 958-605, Not-for-Profit Entities - Revenue Recognition, as such arrangements are considered non-exchange transactions and the grantor is not deemed to be a customer.

Grant income is recognized as qualifying expenditures are incurred in accordance with the terms of the grant agreement. The Company evaluates grant agreements to determine whether they contain conditions or restrictions. Amounts received in advance of incurring qualifying expenditures are recorded as deferred grant income.

Grant income includes reimbursement of allowable direct costs as well as applicable indirect cost recoveries (e.g., facilities and administrative costs).

For the years ended December 31, 2025 and 2024, the Company recognized grant income of $332,235 and $302,481, respectively.

Convertible Notes

The Company accounts for convertible notes in accordance with ASC 470 – Debt, and evaluates embedded features in accordance with ASC 815 – Derivatives and Hedging.

Convertible notes are initially recorded as liabilities at the proceeds received, net of any issuance costs. Interest is recognized in accordance with the contractual terms of the instruments and recorded as interest expense.

The Company evaluates the terms of its convertible instruments to determine whether any embedded features require separate accounting as derivatives under ASC 815. If no such features require separate accounting, the convertible notes are accounted for as a single liability.

Upon conversion, the carrying amount of the convertible notes, including any accrued and unpaid interest, is reclassified to equity, and no gain or loss is recognized.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity. SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within "Change in fair value of SAFE liability" until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

Research and Development Costs

Costs incurred in the research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2025 and 2024 amounted to $108,785 and $13,000 respectively, which is included in selling and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2026 which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.) ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,		2025		2024
Prepaid Insurance	$	9,412	$	9,412
Prepaid Other		39,430		92,895
Total Prepaids and Other Current Assets	$	**48,842**	$	**102,307**

Other current liabilities consist of the following:

As of December 31,		2025		2024
Accrued Payroll	$	-	$	2,809
Deferred compensation		1,748,875		1,517,875
Total Other Current Liabilities	$	**1,748,875**	$	**1,520,684**

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,		2025		2024
Patents	$	1,115,835	$	905,285
Trademarks		12,251		12,251
Intangible Assets, at cost		**1,128,086**		**917,536**
Accumulated Amortization		(387,162)		(314,642)
Intangible Assets, net	$	**740,924**	$	**602,894**

Amortization expenses for the years ended December 31, 2025, and 2024 were $72,520 and $53,391, respectively.

Estimated annual amortization expense subsequent to December 31, 2025, is as follows:

Period		Amortization Expense
2026	$	72,520
2027		72,520
2028		72,520
2029		72,520
Thereafter		450,844
Total	$	**740,924**

Impairment Assessment

The Company evaluates its long-lived assets, including intangible assets, for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Indicators of impairment may include recurring operating losses, negative cash flows from operations, and other adverse changes in business conditions.

During the year ended December 31, 2025, the Company experienced operating losses and negative cash flows, which were considered as potential indicators of impairment. Management performed a qualitative assessment of impairment indicators, considering factors such as market conditions, development progress, regulatory status, and funding environment.

Based on this assessment, management determined that no indicators of impairment were present and that the carrying value of the Company's intangible assets is recoverable. Accordingly, no impairment charge was recognized for the years ended December 31, 2025 and 2024.

The assessment involves significant judgment, including assumptions regarding development timelines and the potential for future commercialization. Actual results could differ from these estimates and may result in future impairment.

While the Company has concluded that substantial doubt exists about its ability to continue as a going concern (see Note 12), management determined that this condition does not, by itself, indicate that the Company's intangible assets are impaired.

5. DEBT

Related Party Loans

During the years presented, the Company received financing from its founder and CEO, Dr. Isaac Eliaz, which is considered a related party transaction.

Owner	Principal Amount	Borrowing Period	Current Interest Rate	Maturity Date	As of December 2025			As of December 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Isaac Eliaz	$ 268,086	Fiscal Year 2022	0%	No Maturity	-	-	-	$ 268,086	$ -	$ 268,086
Isaac Eliaz	300,000	10/10/2023	6%	2025	-	-	-	300,000	-	300,000
Total					$ -	$ -	$ -	$ 568,086	$ -	$ 568,086

No interest expense was recognized for the $268,086 loan for the years ended December 31, 2025, and 2024. Interest expense was recognized for the $300,000 for the years ended December 31, 2025, and 2024, amounting to $11,841 and $18,000, respectively.

During the year ended December 31, 2025, the outstanding related party loan balance of $568,086 together with accrued interest of $36,641, was converted into a Simple Agreement for Future Equity (SAFE). As a result of this conversion, no related party loan balance remained outstanding as of December 31, 2025. The conversion was accounted for as a modification and reclassification of the liability, and no gain or loss was recognized.

Convertible Note

The Company has issued convertible promissory notes to various lenders, including both related parties and third parties. These notes bear interest at rates ranging from 3% to 6% per annum and mature between 2029 and 2030. Details of Convertible Notes issued and outstanding are as follows:

Related Parties

					As of December 2025			As of December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - A Certain Lender	$ 100,000	3.00%	10/08/2015	01/01/2030	$ -	$ 100,000	100,000	$ -	$ 100,000	100,000
Convertible Note - A Certain Lender	20,000	3.00%	01/22/2016	01/01/2030	-	20,000	20,000	-	20,000	20,000
Convertible Note - A Certain Lender	50,000	3.00%	01/29/2016	01/01/2030	-	50,000	50,000	-	50,000	50,000
Convertible Note - A Certain Lender	25,000	3.00%	01/31/2016	01/01/2030	-	25,000	25,000	-	25,000	25,000
Total					**$ -**	**$ 195,000**	**$ 195,000**	**$ -**	**$ 195,000**	**$ 195,000**

Third Parties

					As of December 2025			As of December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - A Certain Lender	20,000	3.00%	01/29/2016	01/01/2030	-	20,000	20,000	-	20,000	20,000
Convertible Note - A Certain Lender	25,000	3.00%	06/02/2016	01/01/2030	-	25,000	25,000	-	25,000	25,000
Convertible Note - A Certain Lender	1,900,000	3.00%	11/09/2016	01/01/2030	-	1,900,000	1,900,000	-	1,900,000	1,900,000
Convertible Note - A Certain Lender	120,000	3.00%	04/30/2019	01/01/2030	-	120,000	120,000	-	120,000	120,000
Convertible Note - A Certain Lender	250,000	3.00%	05/28/2021	01/01/2030	-	250,000	250,000	-	250,000	250,000
Convertible Note - A Certain Lender	100,000	6.00%	11/07/2023	01/01/2030	-	100,000	100,000	-	100,000	100,000
Convertible Note - A Certain Lender	200,000	6.00%	11/07/2023	01/01/2030	-	200,000	200,000	-	200,000	200,000
Convertible Note - A Certain Lender	100,000	6.00%	11/22/2023	01/01/2030	-	100,000	100,000	-	100,000	100,000
Convertible Note - A Certain Lender	30,000	6.00%	12/11/2023	01/01/2030	-	30,000	30,000	-	30,000	30,000
Convertible Note - A Certain Lender	100,000	6.00%	07/30/2024	11/30/2029		100,000	100,000		100,000	100,000
Total					**$ -**	**$ 2,845,000**	**$ 2,845,000**	**$ -**	**$ 2,845,000**	**$ 2,845,000**

The notes are convertible into equity upon the occurrence of a qualified financing event, generally defined as an issuance of equity securities exceeding $1,500,000. Upon such event, the outstanding principal and accrued interest will automatically convert into the most senior class of equity securities issued in the financing at a conversion price equal to the lower of (i) a discount to the price paid by new investors (generally 80% of such price) or (ii) a price based on a specified valuation cap.

The convertible notes are classified as liabilities and accounted for at amortized cost in accordance with ASC 470, Debt, as the Company has not elected the fair value option under ASC 815 or ASC 825.

The embedded conversion features were evaluated under ASC 815, Derivatives and Hedging, and were determined not to require bifurcation as separate derivative instruments. Accordingly, the notes are accounted for as a single liability instrument.

Interest expense amounted to $164,819 and $111,132 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Company had accrued interest of $800,121 and $635,302, respectively, related to the convertible notes.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

	As of year ended December 31,	
Description	**2025**	**2024**
Valuation cap	$39,600,000 - $49,500,000	$39,600,000 - $49,500,000
Principal amount	$4,036,608	$162,811
Discount	90%	90%

The following table presents the rollforward of SAFE liabilities:

	As of year ended December 31,	
Description	**2025**	**2024**
Beginning balance	$ 176,243	$ -
Proceeds from issuance of SAFEs	3,092,187	162,811
Conversion of related party loan to SAFE	604,727	-
Change in fair value of SAFE liabilities	319,839	13,432
Ending balance	$ 4,192,996	$ 176,243

The Company has issued SAFEs to investors to fund its operations. SAFEs do not bear interest and do not have a stated maturity date.

The SAFEs provide investors the right to receive equity securities of the Company upon the occurrence of a future equity financing. Upon such event, the SAFEs automatically convert into the most senior class of equity securities issued in the financing at a conversion price based on either (i) a discount to the price paid by new investors or (ii) a valuation cap, whichever results in a lower conversion price.

In the event of a liquidity event or dissolution, the SAFEs entitle the investor to receive the greater of (i) the original investment amount or (ii) the value based on conversion into equity. Accordingly, the SAFEs may require settlement in cash or equity depending on the circumstances.

The Company has classified the SAFEs as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, due to provisions that may require settlement in cash or variable shares outside the Company's control.

The SAFEs are measured at fair value at each reporting date, with changes in fair value recognized in the statement of operations which amounted to $319,588 and $13,432 during the years ended December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, the Company issued additional SAFEs, including the conversion of related party loans totaling $568,086 and accrued interest of $34,406 into SAFEs.

As of December 31, 2025 and 2024, the SAFE liabilities amounted to $4,192,996 and $176,243, respectively.

Line of Credit

On January 22, 2021, the Company entered into a $600,000 interest-free line of credit agreement with its founder and CEO, Dr. Isaac Eliaz, which is considered a related party transaction.

Borrowings under the line of credit are unsecured and due on demand.

As of December 31, 2025 and 2024, the outstanding balance under the line of credit was $0 and $190,000, respectively. The outstanding balance as of December 31, 2024 was fully repaid during the year ended December 31, 2025.

6.   SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

On October 15, 2025, the Company amended the Plan to increase the maximum aggregate number of Shares that may be issued to 2,250,000 shares, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years and a term of five years for those who owns stock representing more than 10% of the voting power of all classes of stock. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award. As of December 31, 2025, 1,100,000 options were outstanding under the Plan and 185,000 shares had been exercised under the Plan, implying a total of 1,285,000 granted options. Of the 2,250,000 total option pool as of the year then ended, 965,000 remained available for issuance.

<u>**Stock Options**</u>

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	2025	**2024**
Expected Life (Years)	7	10
Risk-Free Interest Rate	3.94%	3.95%
Expected Volatility	81%	75%
Annual Dividend Yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The expected volatility assumption was derived from the historical stock volatilities of a peer group of comparable publicly traded companies over a period that approximates the expected term of the options. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use its own historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on an independent third-party valuation. The valuation determined the enterprise value utilizing a market approach, specifically the guideline transaction (benchmarking) method. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**701,875**	**$ 0.01**	**7.44**
Exercisable Options at December 31, 2023	**431,892**	**$ 0.01**	**7.44**
Granted	330,000	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**1,031,875**	**$ 0.01**	**4.38**
Exercisable Options at December 31, 2024	**925,371**	**$ 0.01**	**4.38**
Granted	168,125	$ -	-
Exercised	-	$ -	-
Expired/Cancelled	(100,000)	$ -	-
Outstanding at December 31, 2025	**1,100,000**	**0.01**	**2.13**
Exercisable Options at December 31, 2025	909,000	0.01	2.13

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the years ended December 31, 2025, and 2024, the Company recognized stock-based compensation expense of $725 and $4,242, respectively.

7.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 25,000,000 shares of common stock with a par value of $0.00001, of which 15,000,000 shares shall be designated as Class A Common Stock and 10,000,000 shares shall be designated as Class B Common Stock. As of December 31, 2025 and 2024, 8,625,000 and 8,625,000 shares of Class A Common Stock, respectively, have been issued and were outstanding. As of December 31, 2025 and 2024, there are no issued and outstanding Class B Common Stock. The holders of Class A Common Stock will exclusively possess all voting rights and powers and the holders of the Class A Common Stock will have one vote for each share of Class A Common Stock held of record.

Preferred Stock

The Company is authorized to issue 10,000,000 shares designated as $0.00001 par value Preferred Stock. In the case of any voluntary or involuntary liquidation, dissolution or winding up holders of the Preferred Stock then outstanding are entitled to be paid out before any payment shall be made to holders of the Common Stock. As of December 31, 2025 and 2024, no preferred shares have been issued and are outstanding.

Preferred stock has a liquidation preference equal to the greater of (i) 1x original issue price plus any declared but unpaid dividends, or (ii) the amount as if converted to common stock, payable prior to common shareholders upon liquidation or deemed liquidation. Preferred stock is non-voting. All preferred shares automatically convert into common stock upon a qualified public offering or listing approved by the Board, on a one-for-one basis.

8.   GRANT INCOME

Eliaz Therapeutics, Inc. was awarded a federal grant of $1,681,971 from the NIH National Institute of General Medical Sciences for a project titled "Depleting Circulating Galectin-3 with Therapeutic Apheresis: A Novel Treatment for Sepsis/AKI." This grant is part of the Small Business Innovation Research Program, with funds allocated to support R&D expenses in developing the XGAL-3® column therapy aimed at treating sepsis and sepsis-associated acute kidney injury. In 2025 and 2024, awards of $332,235 and $302,481, respectively, were recognized as Grant Income in the Statement of Operations.

9.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2025, and 2024, consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (450,816)	$ (284,933)
Valuation Allowance	450,816	284,933
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and 2024, are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (735,749)	$ (284,933)
Valuation Allowance	735,749	284,933
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had a federal cumulative net operating loss ("NOL") carryforward of $2,699,659. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   RELATED PARTY TRANSACTIONS

The Company has entered into various transactions with related parties, including its founder and Chief Executive Officer, Dr. Isaac Eliaz, as well as other key management personnel.

Related Party Loans

In 2022, the Company received a non-interest-bearing loan from Dr. Isaac Eliaz totaling $268,086 with no stated maturity. As of December 31, 2024, the outstanding balance of this loan was $268,086.

On February 25, 2022, the Company entered into a loan agreement with Dr. Isaac Eliaz for $300,000, bearing interest at 6% per annum and maturing 36 months from the agreement date. As of December 31, 2024, the outstanding balance, including accrued interest, was $336,641.

During the year ended December 31, 2025, the $568,086 loan and related accrued interest of $36,641 were converted into a SAFE. As a result, no related party loan balances remained outstanding as of December 31, 2025.

Convertible Notes - Related Parties

The Company has outstanding convertible notes issued to related parties as follows:

Dr. Isaac Eliaz (CEO)

As of December 31, 2025 and 2024:

Principal: $170,000 and $170,000

Accrued interest: $59,180 and $46,463

Total balance: $229,180 and $191,096

Anat Stern (COO)

As of December 31, 2025 and 2024:

Principal: $25,000 and $25,000

Accrued interest: $8,514 and $6,690

Total balance: $33,514 and $31,690

For the years ended December 31, 2025 and 2024, the Company recognized interest expense related to convertible notes of $164,819 and $111,132, respectively.

Accrued Compensation - Related Parties

The Company has accrued compensation payable to related parties for services rendered. As of December 31, 2025 and 2024, the balances were as follows:

- Dr. Isaac Eliaz (CEO): $760,000 and $640,000

- Milton Goss (CFO): $163,000 and $124,000

- Anat Stern (COO): $245,000 and $185,000

- Amity Eliaz (family member of CEO): $63,000 and $51,000

For the years ended December 31, 2025 and 2024, the Company recognized expense related to compensation of $231,000 and $253,000, respectively.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,258,418 and an operating cash flow loss of $924,941. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 27, 2026, which is the date the financial statements were available to be issued.

No material subsequent events were identified that require recognition or disclosure.